Exhibit 99.1

Mobileye Announces Approval under

German and Austrian Competition Laws

JERUSALEM, Israel – July 10, 2017 – (NYSE: MBLY) – Mobileye N.V. (“Mobileye” or the “Company”), the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced that the German Federal Cartel Office (Bundeskartellamt), in accordance with the Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) and the regulations promulgated thereunder, and the Austrian Bundeswettbewerbsbehörde (Federal Competition Authority), in accordance with the Austrian Cartel Act (Kartellgesetz) and the regulations promulgated thereunder, have each approved the previously announced all cash tender offer by Cyclops Holdings, LLC (“Cyclops”), a wholly owned subsidiary of Intel Corporation (“Intel”), to purchase all of the outstanding ordinary shares of Mobileye.

Completion of the tender offer remains subject to additional conditions described in the tender offer statement on Schedule TO filed by Cyclops with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2017 (as amended and supplemented, the “Schedule TO”). Such conditions include the receipt of regulatory approval from the Korean Fair Trade Authority and at least 95% of Mobileye’s outstanding shares (as such threshold may be lowered pursuant to the purchase agreement by and among Intel, Cyclops and Mobileye) being validly tendered and not withdrawn prior to the expiration of the tender offer (including any further extensions). The tender offer will continue to be extended until all conditions are satisfied or waived, or until the tender offer is terminated, in either case pursuant to the terms of the purchase agreement and as described in the Schedule TO.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company's products are or will be integrated into car models from more than 25 global automakers. The Company's products are also available in the aftermarket.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the SEC by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9, has been filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO, in each case as amended from time to time. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Dan Galves

CCO / SVP

dan.galves@mobileye.com

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